SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: April 28, 2005		Signed: Robert V. Horte

	By:	Name: Robert V. Horte
Title: Corporate Secretary

Release: Immediate, April 28, 2005

CPR INCOME MORE THAN TRIPLES IN FIRST-QUARTER 2005
FREIGHT VOLUMES REACH FIRST-QUARTER RECORD
AS RAILWAY RAMPS UP TO MEET GROWING DEMAND

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) reported net income of $81 million in the first quarter of 2005, more than triple first-quarter 2004 net income of $24 million. CPR seized opportunities in expanding markets to grow revenue in six of its seven business lines, metallurgical coal rates increased significantly, and freight volumes reached a first-quarter record level as railway fluidity increased. The improvements propelled diluted earnings per share to $0.50 in the three-month period ended March 31, compared with $0.15 in first-quarter 2004.

SUMMARY OF FIRST-QUARTER 2005 COMPARED WITH FIRST-QUARTER 2004

➢	Operating income up 54 per cent to $179 million

➢	Revenue up 14 per cent to $1,014 million, a first-quarter record

➢	Operating expenses up 8 per cent

➢	Operating expenses up just 4 per cent excluding the impact of significantly higher fuel prices

➢	Operating ratio of 82.4 per cent, a 4.5-percentage-point improvement

Excluding foreign exchange losses on long-term debt, CPR increased its after-tax income by 124 per cent to $85 million or $0.53 per diluted share in first-quarter 2005, compared with $38 million or $0.24 per diluted share in the same period of 2004.

“CPR’s performance in the quarter was exceptional,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “Yield continued to strengthen. We delivered greater operating leverage, taking more of the revenue growth to the bottom line. Productivity and fluidity continued to improve as freight car velocity increased and our team handled more freight than in any previous January-to-March period.”

CPR reached a five-year contract agreement with Elk Valley Coal Partnership, retroactive to April 1, 2004, that included an increase in freight rates. Coal revenues in the first quarter of 2005 were adjusted by $17 million to reflect the higher rates applicable in the period from April 1 to Dec. 31, 2004.

In other developments, CPR announced a $160-million capacity expansion on its track network between the Prairies and the Port of Vancouver. The work, which will be completed in the fourth quarter this year, will increase CPR’s capacity in western Canada by more than 400 freight cars a day as offshore demand for Canadian resources and imports of consumer goods continue to increase.

Multi-year contracts were concluded with CPR’s three largest unions. “CPR now has contracts in place with 96 per cent of its unionized employees in Canada and with almost 80 per cent of its unionized workforce across North America,” Mr. Ritchie said. “We have achieved a stable labour environment that enables all stakeholders to benefit from continued growth in demand for rail service, and we have done it with labour contracts that provide for continued productivity improvements.”

REVENUE

Revenue growth was strong across CPR’s entire bulk commodity sector in the first quarter of 2005, compared with first-quarter 2004, led by coal and grain, which increased 44 per cent and 23 per cent,respectively. Revenue was also up in forest products as pulp and paper volumes increased, and in the industrial products sector where demand was strong for chemicals, aggregates and steel. Containerized intermodal freight continued its record of uninterrupted growth, with gains in both the import-export and domestic markets.

OPERATING EXPENSES

Operating expenses increased as a result of high fuel prices, business growth, and the impact of rising share prices on stock-based compensation programs.

“There will be ongoing focus on expense management and railway fluidity as we continue to grow our business, generate higher yield and improve our operating leverage,” Mr. Ritchie said. “The base of business covered by fuel surcharges will continue to expand in 2005 and, together with fuel efficiency measures and hedging, will further offset the impact of high oil prices.”

OUTLOOK

CPR expects to grow revenue in the range of 12 per cent to 14 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to be between $3.15 and $3.25, assuming oil prices averaging US$55 per barrel and an average exchange rate of $1.23 per U.S. dollar (US$0.81).

Capital investment in 2005 is expected to be in the range of $900 million to $920 million, including the $160-million cost of the capacity expansion program. CPR expects that, in the first full year when the additional capacity is completely utilized, it would translate into incremental earnings per share in the range of $0.25 to $0.40. Free cash flow after dividends is expected to be approximately $50 million to $100 million in 2005.

FOREIGN EXCHANGE LOSSES ON LONG-TERM DEBT

CPR had a foreign exchange loss on long-term debt of $3 million ($4 million after tax) in the first quarter of 2005, compared with a loss of $13 million ($14 million after tax) in the same period of 2004.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and/or other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In CPR’s first fiscal quarter 2005, there were foreign exchange losses on long-term debt but there were no other specified items.

It should be noted that CPR earnings that exclude foreign exchange currency translation effects on long-term debt and/or other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2005	2004
	(unaudited)	(unaudited)
Revenues
Freight	$979.9	$853.7
Other	34.2	32.9

	1,014.1	886.6

Operating expenses

Compensation and benefits	331.1	309.0
Fuel	134.5	99.7
Materials	58.8	53.8
Equipment rents	48.5	58.6
Depreciation and amortization	109.5	99.6
Purchased services and other	153.0	149.9

	835.4	770.6

Operating income	178.7	116.0

Other (income) charges (Note 3)	(1.0)	4.6
Foreign exchange losses on long-term debt	3.1	13.3
Interest expense (Note 4)	51.6	54.0
Income tax expense	44.3	20.6

Net income	$80.7	$23.5

Basic earnings per share (Note 6)	$0.51	$0.15

Diluted earnings per share (Note 6)	$0.50	$0.15

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2005	2004
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$274.5	$353.0
Accounts receivable	528.1	434.7
Materials and supplies	160.1	134.1
Future income taxes	71.3	70.2

	1,034.0	992.0

Investments	55.9	96.0
Net properties	8,467.1	8,393.5
Other assets and deferred charges	1,040.6	1,018.3

Total assets	$10,597.6	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$8.5	$—
Accounts payable and accrued liabilities	969.2	975.3
Income and other taxes payable	23.0	16.2
Dividends payable	21.0	21.0
Long-term debt maturing within one year	279.5	275.7

	1,301.2	1,288.2

Deferred liabilities	745.8	767.8
Long-term debt	3,078.9	3,075.3
Future income taxes	1,426.8	1,386.1

Shareholders’ equity
Share capital	1,124.7	1,120.6
Contributed surplus	302.7	300.4
Foreign currency translation adjustments	73.4	77.0
Retained income	2,544.1	2,484.4

	4,044.9	3,982.4

Total liabilities and shareholders’ equity	$10,597.6	$10,499.8

Commitments and contingencies (Note 10)
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$80.7	$23.5
Add (deduct) items not affecting cash:
Depreciation and amortization	109.5	99.6
Future income taxes	40.1	16.0
Foreign exchange losses on long-term debt	3.1	13.3
Amortization of deferred charges	5.0	6.3
Restructuring payments	(13.0)	(18.5)
Other operating activities, net	(20.9)	(22.4)
Change in non-cash working capital balances related to operations	(126.3)	(15.2)

Cash provided by operating activities	78.2	102.6

Investing activities
Additions to properties	(143.4)	(140.1)
Other investments	0.8	(1.5)
Net proceeds from disposal of transportation properties	1.7	2.8

Cash used in investing activities	(140.9)	(138.8)

Financing activities
Dividends paid	(21.0)	(20.2)
Issuance of shares	4.1	0.4
Increase in short-term borrowing	8.6	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(7.5)	(11.6)

Cash (used in) provided by financing activities	(15.8)	162.3
Cash position

(Decrease) increase in net cash	(78.5)	126.1
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$274.5	$260.8

Net cash is defined as:

Cash and short-term investments	$274.5	$260.8

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31
	2005	2004
	(unaudited)	(unaudited)

Balance, January 1	$2,484.4	$2,153.9

Net income for the period	80.7	23.5

Dividends	(21.0)	(20.2)

Balance, March 31	$2,544.1	$2,157.2

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Change in accounting estimate

During the quarter, the Company recorded a $16.6-million adjustment to increase revenues related to the April 1-to-December 31 period of 2004. This adjustment reflects a change in estimate as a result of a contract settlement with a customer.

3	Other (income) charges

	For the three months
	ended March 31
(in millions)	2005	2004

Amortization of discount on accruals recorded at present value	$4.2	$4.9
Other exchange (gains) losses	(2.0)	2.5
Loss on sale of accounts receivable	0.9	0.9
Gain on non-hedging derivative instruments	(6.2)	(4.6)
Other	2.1	0.9

Total other (income) charges	$(1.0)	$4.6

4	Interest expense

	For the three months
	ended March 31
(in millions)	2005	2004

Interest expense	$54.7	$55.2
Interest income	(3.1)	(1.2)

Total interest expense	$51.6	$54.0

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

5	Restructuring and environmental remediation

At March 31, 2005, the provision for restructuring and environmental remediation was $439.6 million (December 31, 2004 – $448.7 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2005

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for termination plans	$269.7	(0.2)	(11.8)	3.1	0.4	$261.2

Other non-labour liabilities for exit plans	6.1	(0.1)	—	—	—	6.0

Total restructuring liability	275.8	(0.3)	(11.8)	3.1	0.4	267.2

Environmental remediation program	172.9	—	(1.2)	—	0.7	172.4

Total restructuring and environmental remediation liability	$448.7	(0.3)	(13.0)	3.1	1.1	$439.6

Three months ended March 31, 2004

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$358.2	—	(16.7)	4.4	0.9	$346.8

Other non-labour liabilities for exit plans	9.2	—	(0.3)	—	—	8.9

Total restructuring liability	367.4	—	(17.0)	4.4	0.9	355.7

Environmental remediation program	94.8	—	(1.5)	—	0.5	93.8

Total restructuring and environmental remediation liability	$462.2	—	(18.5)	4.4	1.4	$449.5

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

6	Earnings per share

At March 31, 2005, the number of shares outstanding was 158.9 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2005	2004

Weighted average shares outstanding	158.8	158.7
Dilutive effect of stock options	1.4	0.6

Weighted average diluted shares outstanding	160.2	159.3

(in dollars)
Basic earnings per share	$0.51	$0.15
Diluted earnings per share	$0.50	$0.15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

7	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,548,000 options to purchase Common Shares at the weighted average price of $42.05 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 508,000 stock appreciation rights were issued at the weighted average exercise price of $42.05.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of March 31(including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,548,000	42.05	1,741,400	32.50
Exercised	(151,514)	27.23	(33,127)	14.01
Forfeited/cancelled	(48,071)	27.36	(16,175)	29.04
Expired	—	—	—	—

Outstanding, March 31	9,100,495	$31.53	7,918,772	$29.21

Options exercisable at March 31	2,342,965	$27.19	1,332,880	$23.84

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
(in dollars)		2005	2004

Net income (in millions)	As reported	$80.7	$23.5
	Pro forma	$80.6	$22.9

Basic earnings per share	As reported	$0.51	$0.15
	Pro forma	$0.51	$0.14

Diluted earnings per share	As reported	$0.50	$0.15
	Pro forma	$0.50	$0.14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

7	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $10.0 million for options issued in the first quarter of 2005 (first quarter of 2004 – $9.5 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2005	2004

Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.65	$8.04

8	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended March 31, 2005, was $20.4 million (quarter ended March 31, 2004 — $19.2 million).

9	Significant customers

During the first quarter of 2005, one customer comprised 15.0% of total revenue (first quarter of 2004 – 11.2%). At March 31, 2005, one customer represented 15.8% of total accounts receivable
(March 31, 2004 – 5.7%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the fourth quarter of 2004, CPR recorded a charge for environmental remediation for a specific property. The estimated cost for remediation may change as new information becomes available or new developments occur.

Capital commitments
At March 31, 2005, CPR had multi-year capital commitments of $607.2 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2005 through 2018.

Operating lease commitments
At March 31, 2005, minimum payments under operating leases were estimated at $580.4 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2005 – $110.0 million; 2006 – $120.6 million; 2007 – $85.8 million; 2008 – $62.2 million; 2009 – $38.8 million.

Guarantees
The Company has residual value guarantees on operating lease commitments of $196.7 million at March 31, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $9.2 million.

Summary of Rail Data

	First Quarter
	2005	2004	Variance	%

Financial (millions, except per share data)

Revenues
Freight revenue	$979.9	$853.7	$126.2	14.8
Other revenue
Other intermodal revenues	12.7	11.7	1.0	8.5
Non-freight and switching revenues	21.5	21.2	0.3	1.4

Total other revenue	34.2	32.9	1.3	4.0

	1,014.1	886.6	127.5	14.4

Expenses
Compensation and benefits	331.1	309.0	22.1	7.2
Fuel	134.5	99.7	34.8	34.9
Materials	58.8	53.8	5.0	9.3
Equipment rents	48.5	58.6	(10.1)	(17.2)
Depreciation and amortization	109.5	99.6	9.9	9.9
Purchased services and other	153.0	149.9	3.1	2.1

	835.4	770.6	64.8	8.4

Operating income	178.7	116.0	62.7	54.1
Other (income) charges	(1.0)	4.6	(5.6)	(121.7)
Interest expense	51.6	54.0	(2.4)	(4.4)
Income tax expense before foreign exchange losses on long-term debt (1)	43.5	19.6	23.9	121.9

Income before foreign exchange losses on long-term debt (1)	84.6	37.8	46.8	123.8

Foreign exchange losses on long-term debt (FX on LTD)
FX on LTD	(3.1)	(13.3)	10.2	—
Income tax on FX on LTD	(0.8)	(1.0)	0.2	—

FX on LTD (net of tax)	(3.9)	(14.3)	10.4	—

Net income	$80.7	$23.5	$57.2	243.4

Earnings per share (EPS)
Basic earnings per share	$0.51	$0.15	$0.36	240.0
Diluted earnings per share	$0.50	$0.15	$0.35	233.3

EPS before FX on LTD (1)
Basic earnings per share	$0.53	$0.24	$0.29	120.8
Diluted earnings per share	$0.53	$0.24	$0.29	120.8

Weighted average number of shares outstanding (millions)	158.8	158.7	0.1	0.1

Operating ratio (2) (%)	82.4	86.9	(4.5)	—

ROCE before FX on LTD (after tax) (1) (2) (%)	7.9	7.1	0.8	—
Net debt to net debt plus equity (%)	43.3	47.5	(4.2)	—

EBIT before FX on LTD (1) (2) (millions)	$179.7	$111.4	$68.3	61.3
EBITDA before FX on LTD (1) (2) (millions)	$289.2	$211.0	$78.2	37.1

(1)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(2)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

	First Quarter
	2005	2004	Variance	%

Commodity Data
Freight Revenues (millions)
- Grain	$165.6	$135.0	$30.6	22.7
- Coal	165.6	115.3	50.3	43.6
- Sulphur and fertilizers	119.3	111.2	8.1	7.3
- Forest products	81.1	73.4	7.7	10.5
- Industrial products	118.6	101.6	17.0	16.7
- Automotive	69.9	71.3	(1.4)	(2.0)
- Intermodal (including food and consumer)	259.8	245.9	13.9	5.7

Total Freight Revenues	$979.9	$853.7	$126.2	14.8

Intermodal (including food and consumer)
- Intermodal	247.5	232.9	14.6	6.3
- Food and consumer	12.3	13.0	(0.7)	(5.4)

Millions of Revenue Ton-Miles (RTM)
- Grain	6,137	5,562	575	10.3
- Coal	5,728	5,732	(4)	(0.1)
- Sulphur and fertilizers	5,497	4,951	546	11.0
- Forest products	2,521	2,495	26	1.0
- Industrial products	3,580	3,467	113	3.3
- Automotive	570	552	18	3.3
- Intermodal (including food and consumer)	6,687	6,713	(26)	(0.4)

Total RTMs	30,720	29,472	1,248	4.2

Intermodal (including food and consumer)
- Intermodal	6,339	6,327	12	0.2
- Food and consumer	348	386	(38)	(9.8)

Freight Revenue per RTM (cents)
- Grain	2.70	2.43	0.27	11.1
- Coal	2.89	2.01	0.88	43.8
- Sulphur and fertilizers	2.17	2.25	(0.08)	(3.6)
- Forest products	3.22	2.94	0.28	9.5
- Industrial products	3.31	2.93	0.38	13.0
- Automotive	12.26	12.92	(0.66)	(5.1)
- Intermodal	3.89	3.66	0.23	6.3

Freight Revenue per RTM	3.19	2.90	0.29	10.0

Carloads (thousands)
- Grain	75.9	71.8	4.1	5.7
- Coal	85.9	95.7	(9.8)	(10.2)
- Sulphur and fertilizers	55.5	50.6	4.9	9.7
- Forest products	39.3	39.5	(0.2)	(0.5)
- Industrial products	73.2	70.5	2.7	3.8
- Automotive	42.0	43.3	(1.3)	(3.0)
- Intermodal (including food and consumer)	275.7	285.3	(9.6)	(3.4)

Total Carloads	647.5	656.7	(9.2)	(1.4)

Intermodal (including food and consumer)
- Intermodal	267.3	277.2	(9.9)	(3.6)
- Food and consumer	8.4	8.1	0.3	3.7

Freight Revenue per Carload
- Grain	$2,182	$1,880	$302	16.1
- Coal	1,928	1,205	723	60.0
- Sulphur and fertilizers	2,150	2,198	(48)	(2.2)
- Forest products	2,064	1,858	206	11.1
- Industrial products	1,620	1,441	179	12.4
- Automotive	1,664	1,647	17	1.0
- Intermodal	942	862	80	9.3

Freight Revenue per Carload	$1,513	$1,300	$213	16.4

Summary of Rail Data (Page 3)

	First Quarter
	2005	2004 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	58,416	55,951	2,465	4.4
Revenue ton-miles (RTM) (millions)	30,720	29,472	1,248	4.2
Train-miles (thousands)	10,665	9,944	721	7.3

Freight revenue per RTM (cents)	3.19	2.90	0.29	10.0
Total operating expenses per RTM (cents)	2.72	2.61	0.11	4.2
Total operating expenses per GTM (cents)	1.43	1.38	0.05	3.6
Total operating expenses per train-mile (dollars)	78.33	77.49	0.84	1.1

Average train weights (tons)	5,477	5,627	(150)	(2.7)
Average train length (feet)	3,824	4,054	(230)	(5.7)
Average train speed (mph)	23.8	23.4	0.4	1.7

Number of active employees at end of period	15,691	15,467	224	1.4
Average number of active employees	15,468	15,267	201	1.3
Miles of road operated at end of period (2)	13,821	13,848	(27)	(0.2)

GTMs per average active employee (000)	3,777	3,665	112	3.1
GTMs per mile of road operated (2) (000)	4,227	4,040	187	4.6
GTMs per active locomotive per day (000)	644	650	(6)	(0.9)

U.S. gallons of fuel per 1,000 GTMs	1.26	1.29	(0.03)	(2.3)
Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.36	0.96	0.40	41.7
Diesel fuel consumed – freight & yard (million U.S. gallons)	73.4	72.0	1.4	1.9
WTI (US$/bbl – average lagged 1 month, unhedged)	46.05	33.62	12.43	37.0

Average foreign exchange rate (Canadian$/US$)	1.226	1.319	(0.093)	—
Average foreign exchange rate (US$/Canadian$)	0.816	0.758	0.058	—

FRA personal injuries per 200,000 employee-hours	2.6	3.3	(0.7)	(21.2)
FRA train accidents per million train-miles	2.9	2.5	0.4	16.0

(1)	Certain prior period figures have been revised to conform with the presentation adopted in 2005 or have been updated to reflect new information.

(2)	Excludes track on which CPR has haulage rights.